# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Barnes & Noble Education, Inc., CIK 0001634117
CUSIP: 06777U200
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 120 MOUNTAIN VIEW BOULEVARD, BASKING RIDGE, New Jersey (NJ), 07920
Date of event which requires filing of this statement: 12/09/2024
Amends the filing with accession number 0000921895-24-001400
Filed by CIK 0001970265
Persons authorized to receive notices and communications: IAN ENGORON, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- TORO 18 HOLDINGS LLC (CIK 0001970265): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,208,746; sole dispositive power 0; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,208,746 (32.9% of the class)
- IMMERSION CORP (CIK 0001058811): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,208,746; sole dispositive power 0; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,208,746 (32.9% of the class)
- MARTIN WILLIAM C (CIK 0001205885): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 137,441; shared voting power 11,208,746; sole dispositive power 137,441; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,346,187 (33.3% of the class)
- Singer Eric (CIK 0001443284): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 112,441; shared voting power 11,208,746; sole dispositive power 112,441; shared dispositive power 11,208,746; aggregate amount beneficially owned 11,321,187 (33.2% of the class)
- HOFFMAN EMILY (CIK 0001971820): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,441; shared voting power 0; sole dispositive power 7,441; shared dispositive power 0; aggregate amount beneficially owned 7,441 (0% of the class)
- Nader Elias (CIK 0001571322): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,441; shared voting power 0; sole dispositive power 7,441; shared dispositive power 0; aggregate amount beneficially owned 7,441 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Barnes & Noble Education, Inc.
Address of issuer's principal executive offices: 120 MOUNTAIN VIEW BOULEVARD, BASKING RIDGE, New Jersey (NJ), 07920
Comment: This Amendment No. 1 to the Schedule 13D is being filed due to an increase in the number of Shares outstanding.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

Of the 11,208,746 Shares beneficially owned directly by Toro 18, (i) 2,006,702 were purchased pursuant to the exercise of Toro 18's subscriptions rights under the Issuer's Rights Offering (as defined in the Schedule 13D) at the Subscription Price (as defined in the Schedule 13D), (ii) 9,000,000 were purchased pursuant to the PIPE Transaction (as defined in the Schedule 13D) at the Subscription Price, and (iii) 202,044 Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 202,044 Shares purchased in the open market is $1,731,361, excluding commissions.

Of the 137,441 Shares beneficially owned by Mr. Martin, (i) 118,000 Shares were purchased with personal funds in open market purchases and are held directly, in a wholly-owned limited liability company and certain IRA accounts, all of which Mr. Martin controls exclusively, the aggregate cost basis for which is $835,566, excluding commissions, (ii) 7,441 were acquired upon the vesting of certain restricted stock units ("RSUs") awarded to him in his capacity as a director of the Issuer, and (iii) 12,000 Shares were purchased with personal funds in open market purchases and are held in certain UGMA accounts for the benefit of Mr. Martin's minor children (the "UGMA Accounts") which Mr. Martin controls exclusively, the aggregate cost basis for which is $86,268, excluding commissions.

Of the 112,441 Shares beneficially owned directly by Mr. Singer, (i) 105,000 were purchased with personal funds in open market purchases, the aggregate cost for which is $753,206, excluding commissions, and (ii) 7,441 were acquired upon the vesting of certain RSUs awarded to him in his capacity as a director of the Issuer.

The 7,441 Shares beneficially owned directly by Ms. Hoffman were acquired upon the vesting of certain RSUs awarded to her in her capacity as a director of the Issuer.

The 7,441 Shares directly owned by Mr. Nader were acquired upon the vesting of certain RSUs awarded to him in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,053,847 Shares outstanding as of February 28, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on March 10, 2025.

A. Toro 18
As of the date hereof, Toro 18 directly beneficially owned 11,208,746 Shares, constituting approximately 32.9% of the Shares outstanding.

B. Immersion
Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 11,208,746 Shares owned by Toro 18, constituting approximately 32.9% of the Shares outstanding.

C. Mr. Martin
As of the date hereof, Mr. Martin directly beneficially owned 125,441 Shares, constituting approximately 0.4% of the Shares outstanding. Mr. Martin, (i) as the Chief Strategy Officer of Toro 18, may be deemed to beneficially own the 11,208,746 Shares owned by Toro 18, and (ii) may be deemed to beneficially own the 12,000 Shares held in the UGMA Accounts, which together with the 125,441 Shares he directly owns, constitutes an aggregate of 11,346,187 Shares beneficially owned by Mr. Martin, constituting approximately 33.3% of the Shares outstanding.

D. Mr. Singer
As of the date hereof, Mr. Singer directly beneficially owned 112,441 Shares, constituting approximately 0.3% of the Shares outstanding. Mr. Singer, as President and Chief Executive Officer of Toro 18, may be deemed to beneficially own the 11,208,746 Shares owned by Toro 18, which together with the 112,441 Shares he directly owns, constitutes an aggregate of 11,321,187 Shares beneficially owned by Mr. Singer, constituting approximately 33.2% of the Shares outstanding.

E. Ms. Hoffman
As of the date hereof, Ms. Hoffman directly beneficially owned 7,441 Shares, constituting approximately 0.02% of the Shares outstanding.

F. Mr. Nader
As of the date hereof, Mr. Nader directly beneficially owned 7,441 Shares, constituting approximately 0.02% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Toro 18
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,208,746

B. Immersion
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,208,746

C. Mr. Martin
1. Sole power to vote or direct vote: 137,441
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 137,441
4. Shared power to dispose or direct the disposition: 11,208,746

D. Mr. Singer
1. Sole power to vote or direct vote: 112,441
2. Shared power to vote or direct vote: 11,208,746
3. Sole power to dispose or direct the disposition: 112,441
4. Shared power to dispose or direct the disposition: 11,208,746

E. Ms. Hoffman
1. Sole power to vote or direct vote: 7,441
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,441
4. Shared power to dispose or direct the disposition: 0

F. Mr. Nader
1. Sole power to vote or direct vote: 7,441
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,441
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 20, 2024, each of Messrs. Martin, Singer and Nader and Ms. Hoffman were granted 20,430 RSUs in connection with their respective service as directors of the Issuer. Each RSU represents the contingent right to receive one Share upon vesting. These RSUs will vest on the earlier of one year from the date of grant or the Issuer's next annual meeting of stockholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 1 - Transactions in Securities

## Signatures
- TORO 18 HOLDINGS LLC: /s/ Eric Singer, Eric Singer, President and CEO (03/17/2025)
- IMMERSION CORP: /s/ Eric Singer, Eric Singer, President, CEO and Chairman (03/17/2025)
- MARTIN WILLIAM C: /s/ William C. Martin, WILLIAM C. MARTIN (03/17/2025)
- Singer Eric: /s/ Eric Singer, ERIC SINGER (03/17/2025)
- HOFFMAN EMILY: /s/ Emily S. Hoffman, EMILY S. HOFFMAN (03/17/2025)
- Nader Elias: /s/ Elias Nader, ELIAS NADER (03/17/2025)